kaboodle

EXPLORE ALL THINGS PET

Investor Deck



kaboodle aims to be a welcoming and all-encompassing global community which will engage pet owners like no other site. This go-to site is designed to provide animal lovers with the ability to quickly identify crucial services and develop a global network for social interaction.

Let’s take a walk.


James Brown
Recommendations for your pet
What's going on?
CNN
Your Dog could call 911 in an emrgency. Here's how
Todays Meetups
Trending
James Brown
What's going on?
James Brown

kaboodle | HIGHLIGHTS

- Social interaction with member blogs, meet-ups/playdates, pictures and videos
- Our goal is to be a global platform for all animal-related services
- Member forums and webinars
- Quick access to animal medical professionals
- Easy and rapid access for emergencies
- Raise awareness for animal issues
- Trending and quality content for members and advertisers



Kaboodle is a CENTRAL HUB for everything pet-related.

With member blogs and forums members might find helpful information to questions such as:

- It's summer and my Golden Retriever is getting "hotspots'. What can I do?
- What is the best food to feed my new Siamese kitten?
- I just moved into a new neighborhood and I need a good local veterinarian who specializes in exotic birds.
- I just took a new job and I need a service to take care of my dog during the day.
- My widowed mother needs a companion. What are the best animals for her?
- I need rapid access to emergency services. Where do I go and what do I do?
- I want to take a hike with my Lab and would like other people to join in. How can I find some friends to join



The US pet industry will exceed **$86 billion** in 2020.

Demand for innovative pet service options and pet health care will continue to aggressively drive worldwide revenue.



Current internet search engines are not focused to provide time critical pet care solutions that pet lovers require. But we are.

Kaboodle aggregates **EVERYTHING** pet-related into a single interactive platform for pet owners with a go-to site for:

- Answers to any pet-related question
- New information and fresh insights into pet ownership and care
- A community of both pet owners and industry professionals to share ideas and grow knowledge
- ***Kaboodle enhances and supports relationships for both owners and our pets.***


kaboodle
Be a part of the largest pet community
Kaboodle delivers you the most comprehensive pet environment on the web. From the largest of pets to the smallest, we have built a community around the best members of the family. Nowhere else will you find a community like ours. Sign up to join the family!
Login
Signup
Lost & Found
Emergency
SOCIAL
PLAY DATES
SHOPPING
TRAVEL


kaboodle | COMPETITION
Our time is NOW.
Kaboodle is unique in every way.
No other site exists that offers
EVERYTHING pet with just one
simple click.

.kaboodle | FACTS & POTENTIAL USERS

$86 billion spent* on pets in the US in 2018, and growing at 5.4% annually.



221 million

pet owners in the United States

(Estimate US Census Bureau)

(2017-2018 APPA National Pet Owners Survey)



77%

of US Population over 18 years old

(Estimate US Census Bureau)

45%

of US pet owners use the internet for purchases and information

(2017-2018 APPA National Pet Owners Survey)

.kaboodle

77 million

potential users of Kaboodle

REFERENCES

Population	325,719,178	US Census Bureau
Households	117,716,237	US Census Bureau
People per Household	2.77	US Census Bureau
Percent over 18	77.2%	US Census Bureau
People over 18	251,455,205	US Census Bureau
Households with Pet Ownership	68%	2017-2018 APPA National Pet Owners Survey

% of people using internet as information source	45%	2017-2018 APPA National Pet Owners Survey
Household with Pets	80,047,041	Households x Households with Pet Ownership
Total People with Pets	221,489,041	Households with Pets x People per Household
People with Pets over 18 Years Old	170,989,540	Total People with Pets x Percent over 18
Potential Users	(People with Pets over 18 Years Old using Internet as information source)	

* U.S. Pet Market Outlook, 2018-2019 and Money Morning Investment

Direct Advertising Metrics

190,000
Potential Advertisers*

2020	2021	2022
880 Avg. Direct Advertisers	**3,350** Avg. Direct Advertisers	**11,800** Avg. Direct Advertisers
0.5% Penetration Rate	**1.8%** Penetration Rate	**6.2%** Penetration Rate





** US Pet Stores, Independent Groomers & Veterinary Clinics*



Internet Advertising Metrics

77 million
US Target Audience

2020

37 million
Visits per year

0.2%
Penetration Rate*

220 million
Impressions

665,000
Revenuable clicks

0.5/yr
User visits

0.1/mo
User visits

2021

245 million
Visits per year

0.9%
Penetration Rate*

5 billion
Impressions

15 million
Revenuable clicks

3/yr
User visits

0.3/mo
User visits

2022

1.2 billion
Visits per year

4.0%
Penetration Rate*

26 billion
Impressions

80 million
Revenuable clicks

15/yr
User visits

1.3/mo
User visits

** Penetration rate: average number of the target audience to visit per day*



Other Pet Related Sites

chewy.com

Owned by PetSmart

243 million
visits per year

6.9
pages viewed per visit

PETSMART

98 million
visits per year

4.3
pages viewed per visit

Adopt a Pet.com

72 million
visits per year

6.3
pages viewed per visit

petco

87 million
visits per year

16.6
pages viewed per visit

petfinder

92 million
visits per year

7.6
pages viewed per visit



Source: Annualized data based on SimilarWeb July 2018 metrics

Note: Kaboodle numbers are for Year 1. All the other companies / comparisons are current figures.

kaboodle | WAYS WE MAKE MONEY

Potential income streams beyond our financial model

- Premium vendors
- Additional animal services
- Monetizing user data
- Partnerships
- Membership
- Data storage
- Pet insurance
- Kaboodle Visa / MasterCard
  (with percentage of the transaction that will go to the pet charity of their choice)
- Financial assistance / financing for medical treatments
  (things like expensive surgeries that people may not have cash for all at one time)



How we will reach our market to support the financial projections

- Social media advertising, Facebook, Instagram, Twitter, Snapchat, etc.
- YouTube pre roll out
- Direct email campaign
- Online advertising via Google keyword
- Display advertising
- Targeted geographic advertising
- Targeted demographic advertising
- PR campaign
- Industry trade shows



kaboodle | WHEN THINGS ARE HAPPENING

Timeline 2020-2021

JULY – NOV	Complete Development of Website & Mobile App
AUG	Begin Fundraising
NOV	Website Testing
DEC	Hire Sales & Marketing Team
JAN '21	Soft Launch / Go-Live Date; Soft Launch Social Media Ad Campaign
FEB '21	Continued Development and Enhancing Features on the Site



kaboodle | USE OF FUNDS

How the investment funds will be used



Development	$335,000
Advertising, branding &marketing	$1,800,000
Operating expense	$410,000
Professional fees/other	$95,000
Salaries*	$765,000
Total	**$3,500,000**

**Salaries go to sales, marketing and support first; executive compensation last.*

Core Team Members (Year One)

Development	Sales	Admin	Marketing
Lead Web Designer (outsource)	VP Sales	CEO / President	Marketing/PR (outsource)
6 Developers (outsource, India)	3 Sales Associates	Office Manager	2 Marketing Strategy
QA Person		2 website managers	



Our team is full of fun-loving & pet passionate people.



LARRY LOYD
FOUNDER & CEO

- Larry has been an entrepreneur his entire life.
- Owned and operated 6 successful restaurants in California
- Owner of one of the most successful design firms in the Western US with 35 staff designers, architects and project managers
- Residential Real Estate development in Los Angeles and Northern California
- Founder of CargoSense - a logistics monitoring company that is positioned to be acquired this year



ART PEDROZA
CO-FOUNDER & COO

- Vice President and Managing Director of Crowe-Innes & Associates Silicon Valley Technology Practice.
- 15 year career in executive search with Rusher Loscavio and Korn/ Ferry International, as well as his own firm.
- Managed clients ranging in size from small privately held companies to those in the Fortune 500, including Raytheon Corporation, Hewlett-Packard Company and Silicon Graphics
- 20 years of human resources experience



Advisory Board

DR. JEFFREY BURKE

- A seasoned Senior Executive and University Fellow with extensive experience in developing strategies for growth through proactive industry analysis for a Fortune 500 company
- Known for his ability to successfully identify and exploit market trends, developing market models and distilling complex data down to actionable information
- A fellowship student at the Peter F Drucker Center for Management at the Claremont Graduate University from which he holds an MBA and a Ph.D. in Finance and Organizational Control

ROBERT KOPLOWITZ

- Forty years of experience in logistics developing solutions to meet multi-layered client demand across state, regional, and international borders. His career has included various senior management roles and responsibilities in both public sector work- the Port Authority of Seattle – as well as the private sector – Expeditors International of Washington.
- Specialization in designing, developing, and launching operations for new service/product offerings.
- In addition to operational management, Robert has led various sales and marketing departments including general marketing and sales, Account Management, and Vertical Industry development.



kaboodle | OUR MISSION

Kaboodle aims to be THE go-to HUB to get advice and rapid access to ALL pet-related information and services.



Thank You

As Kaboodle moves towards our goal of raising up to **$3.5 million** from Wefunder & other sources, we look forward to finding the right partners that fit with our passion for pets.

.kaboodle

EXPLORE ALL THINGS PET

